EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Following is a list of the subsidiaries of the Company(1):

Name of Subsidiary	Jurisdiction of Incorporation
Certified Thermoplastics Company, LLC	Delaware
CMP Display Systems, Inc.(2)	California
Composite Structures, LLC	Delaware
Ducommun AeroStructures, Inc.	Delaware
Ducommun AeroStructures Mexico, LLC	Delaware
Ducommun AeroStructures New York, Inc.	New York
Ducommun (England) LTD	England
Ducommun LaBarge Technologies, Inc.	Arizona
Ducommun LaBarge Technologies, Inc.	Delaware
Ducommun Technologies (Thailand) Ltd.	Thailand
LaBarge Acquisition Company, Inc.	Missouri
LaBarge/STC, Inc.(2)	Texas
Lightning Diversion Systems, LLC	Delaware
LS Holdings Company, LLC	Delaware
Magnetic Seal LLC	Delaware
Nobles Holdings Inc.	Delaware
Nobles Parent Inc.	Delaware
Nobles Worldwide, Inc.	Minnesota
(1) As of December 31, 2021.
(2) Inactive.